SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                  SANDATA, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   799778 20 4
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                                 (CUSIP Number)

                               STEVEN N. BRONSON
                                JAMES S. CASSEL
                     PRIVATE OPPORTUNITY PARTNERS II, LTD.
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 2950
                              MIAMI, FLORIDA 33131
                                 (305) 536-8500

                                with a copy to:

                           LINDA C. FRAZIER, ESQUIRE
                                BROAD AND CASSEL
                    201 SOUTH BISCAYNE BOULEVARD, SUITE 3000
                              MIAMI, FLORIDA 33131
                                 (305) 373-9456
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP No.   799778 20 4                                     Page 2 of 8 Pages
------------------------                               ------------------------

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                    7    SOLE VOTING POWER

  NUMBER OF              136,950
  SHARES
  BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
  EACH
  REPORTING              71,250
  PERSON
  WITH              -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         136,950

                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         71,250
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     208,200
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.74%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP No.   799778 20 4                                     Page 3 of 8 Pages
------------------------                               ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     James S. Cassel
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                       (b)[X]

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3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                [ ]


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

  NUMBER OF              79,100
  SHARES
  BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
  EACH
  REPORTING              0
  PERSON
  WITH              -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         79,100

                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     79,100
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.56%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------                               ------------------------
CUSIP No.   799778 20 4                                     Page 4 of 8 Pages
------------------------                               ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Private Opportunity Partners II, Ltd.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [X]

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                            [ ]


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

  NUMBER OF              47,500
  SHARES
  BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8    SHARED VOTING POWER
  EACH
  REPORTING              0
  PERSON
  WITH              -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         47,500

                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,500
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.00%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    Except as expressly restated and amended below, the Schedule 13D, dated September 12, 1996, as amended by Amendment No. 1 to the Schedule 13D dated January 14, 1997, and Amendment No. 2 to the Schedule 13D dated July 23, 1997, with respect to the shares of Common Stock of Sandata, Inc. ("Issuer"), remains in full force and effect.


ITEM 2. IDENTITY AND BACKGROUND

         (a) This Amendment to Schedule 13D is being filed on behalf of Steven
N. Bronson, James S. Cassel and Private Opportunity Partners II, Ltd., a Florida limited partnership ("POP II"). Because POP II has fallen below the 5% beneficial interest threshold, this represents its final Schedule 13D filing.

         (b) Messrs. Bronson and Cassel's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131. POP II's address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

         (c) Mr. Bronson is President of Barber & Bronson Incorporated ("B&B"), a broker- dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Mr. Cassel is Executive Vice President of B&B. Other officers and directors of B&B include Bruce C. Barber, Eric R. Elliott and Barry J. Booth. In addition, each of Messrs. Bronson, Barber, Cassel, Elliott and Booth are shareholders of BBCO International Holdings, Inc., the parent company of B&B. Finally, Keil Stern is a vice president and an employee of B&B.

         POP II is a Florida limited partnership, for which B&B Management Group II, Inc. is the sole general partner. Mr. Bronson is the President of the general partner.

         (d) Neither Mr. Bronson, Mr. Cassel nor POP II was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Neither Mr. Bronson, Mr. Cassel nor POP II was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Messrs. Bronson and Cassel are citizens of the United States of America. POP II is a Florida limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Messrs. Bronson and Cassel and POP II acquired shares of the Issuer's Common Stock ("Shares") utilizing their personal funds. In addition, Messrs. Bronson and Cassel were assigned warrants to purchase 101,200 and 61,600 Shares, respectively, by B C Capital Corp., an affiliate of B&B ("B C Capital"), on January 14, 1997. See Item 4 for a more detailed explanation.

         Messrs. Bronson and Cassel exercised warrants to purchase 16,000 and 10,000 Shares, respectively, utilizing their personal funds. On September 30, 1997, POP II sold warrants to purchase an aggregate of 23,750 Shares to B&B for consideration of $11,875.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 208,543 Shares, representing approximately 15.74% of the total Shares deemed outstanding. Such Shares include 51,750 Shares held of record and purchased by Mr. Bronson pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power and 85,200 Shares issuable upon exercise of warrants and with respect to which Mr. Bronson may be deemed to have sole dispositive power. Such shares also include 47,500 Shares owned by POP II for which Mr. Bronson is deemed to have shared voting and dispositive power and warrants to purchase 23,750 Shares owned by B&B, for which Mr. Bronson is deemed to have shared dispositive power.

         Mr. Cassel beneficially owns an aggregate of 79,100 Shares representing 6.56% of the total Shares deemed outstanding. Such Shares include 27,500 Shares owned of record and purchased by Mr. Cassel pursuant to a Subscription Agreement dated September 12, 1996 and with respect to which Mr. Cassel may be deemed to have sole voting and dispositive power. Such Shares also include 51,600 Shares issuable upon exercise of warrants and with respect to which Mr. Cassel may be deemed to have dispositive power. Mr. Cassel's children own 4,000 Shares and with respect to which Mr. Cassel disclaims beneficial ownership.

         POP II beneficially owns 47,500 Shares. Such Shares represent 4.00% of the total Shares deemed outstanding.

         Messrs. Stern, Barber, Elliott and Booth own of record 10,000, 2,250, 7,250 and 7,250 Shares, respectively. A portion of such Shares were purchased by the aforementioned pursuant to separate Subscription Agreements dated September 12, 1996. In addition, Messrs. Elliott and Booth each purchased 1 unit in the Private Offering, consisting of 5,000 shares and warrants to purchase 2,500 Shares at an exercise price of $7.00. Messrs. Stern, Barber, Elliott and Booth also own 10,000, 2,200, 2,200 and 2,200 Shares, respectively, issuable upon the exercise of warrants which were assigned to them by B C Capital on January 14, 1997 in consideration for their services under the Consulting Agreement.

         Messrs. Barber, Stern, Elliott and Booth disclaim beneficial ownership of the Shares owned of record by each other and by each of Messrs. Bronson, Cassel and POP II. Messrs. Bronson, Cassel and POP II also disclaim beneficial ownership of the Shares beneficially owned by the other and by each of Messrs. Barber, Stern, Elliott and Booth.

         (c) On September 12, 1996, Messrs. Bronson, Barber, Cassel, Stern, Elliott and Booth each separately entered into Subscription Agreements with the Issuer as a prerequisite to the Private Offering. On January 14, 1997, Messrs. Bronson, Barber, Cassel, Stern, Elliott and Booth were assigned warrants pursuant to the Consulting Agreement. On July 23, 1997,

Mr. Bronson exercised a portion of his warrant and purchased 16,000 Shares. Mr. Bronson sold these shares on July 23, 1997 for $9.625 per Share. On July 23, 1997, Mr. Cassel exercised a portion of his warrant and purchased 10,000 Shares. Mr. Cassel sold these Shares on July 23, 1997 for $9.62 per Share. On September 30, 1997, POP II sold warrants to purchase an aggregate of 23,750 Shares to B&B for consideration of $11,875.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

ITEM 6. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Joint Filing Statement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Date: October 09, 1997                 /s/ STEVEN N. BRONSON
                                       ---------------------------
                                       Steven N. Bronson

Date: October 09,  1997                /s/ JAMES S. CASSEL
                                       ---------------------------
                                       James S. Cassel

                                       PRIVATE OPPORTUNITY PARTNERS II,
                                       LTD., a Florida limited partnership

                                       By:    B&B Management Group II, Inc.,
                                              a Florida corporation, General
                                              Partner



Date: October 09, 1997                 By: /s/ STEVEN N. BRONSON
                                       ---------------------------
                                       Steven N. Bronson, President

                                    Exhibit A

        Reference is made to Amendment No. 3 to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Sandata, Inc. The undersigned hereby acknowledge and agree that such Amendment No. 3 to Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.


Date: October 09, 1997                 /s/ STEVEN N. BRONSON
                                       ---------------------------
                                       Steven N. Bronson



Date: October 09,  1997                /s/ JAMES S. CASSEL
                                       ---------------------------
                                       James S. Cassel



                                       PRIVATE OPPORTUNITY PARTNERS II,
                                       LTD., a Florida limited partnership

                                       By:    B&B Management Group II, Inc.,
                                              a Florida corporation, General
                                              Partner



Date: October 09, 1997                 By: /s/ STEVEN N. BRONSON
                                       ---------------------------
                                       Steven N. Bronson, President